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Exhibit 99.3

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors (the "Board") and Shareholders of Agnico-Eagle Mines Limited:

        We have audited Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification report on internal control over financial reporting. Our responsibility is to express an opinion on Agnico-Eagle Mines Limited's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that revenues and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2012 and December 31, 2011, and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 26, 2013	Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Management of Agnico-Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 26, 2013	By	/s/ SEAN BOYD Sean Boyd Vice Chairman, President and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2012 and December 31, 2011, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2012 and December 31, 2011 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with United States generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 26, 2013	Licensed Public Accountants

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Certain information in the consolidated financial statements is presented in Canadian dollars ("C$"). As a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual arrangements or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventory amounts are reduced based on average cost or in the case of supplies, the lower of average cost and replacement cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed or used within the next 12 months are classified as long term.

Ore Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from an open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is calculated by subtracting the sum of the carrying value plus future processing and selling costs from the expected revenue from the ore, which is based on the estimated tonnage and grade of stockpiled ore.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are generally processed within twelve months of extraction, with the exception of certain portions of the Pinos Altos, Kittila and Meadowbank mines' ore stockpiles. Due to the structure of these ore bodies, a significant amount of drilling and blasting is undertaken in the early years of their mine life, which results in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Concentrates and dore bars

        Concentrates and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to third-party smelters. Concentrates and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the mining of the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving commercial production, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, that indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method described above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in shareholders' equity as a component of accumulated other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown, net of smelter charges, as part of revenues from mining operations.

Foreign currency translation

        The functional currency for each of the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at period end. Non-monetary assets and liabilities are translated at historical exchange rates, while revenues and expenses are translated at the average exchange rate during the period, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income, except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of asset retirement obligations ("AROs") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the AROs. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to income, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset.

        AROs arise from the acquisition, development, construction and operation of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to: tailings and heap leach pad closure and rehabilitation; demolition of buildings and mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

        Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERL fair value is measured by discounting the expected related cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ERL. Any change in the fair value of ERLs results in a corresponding charge or credit to income. Upon settlement of an ERL, Agnico- Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

        Other environmental remediation costs that are not AROs or ERLs as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations and 410-30 — Environmental Obligations, respectively, are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation in accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations require dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have a greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such changes. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense when incurred. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expenses would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share.

Net income (loss) per share

        Basic net income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income (loss) per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to occur at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus, in the case of options, the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares is (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income (loss) per share calculation.

Pension costs and obligations and post-retirement benefits

        In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10% of the designated executives' income is contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

        Agnico-Eagle also provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Commercial production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventories or expensed, except for sustaining capital costs related to mining properties, plant and equipment or mine development.

Other accounting developments

Recently adopted accounting pronouncements

Fair Value Accounting

        In May 2011, ASC guidance was issued related to disclosure around fair value accounting. The updated guidance clarifies different components of fair value accounting, including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified under shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. Adoption of this updated guidance, effective for Agnico-Eagle's fiscal year beginning January 1, 2012, had no impact on the Company's consolidated financial statements.

Comprehensive Income

        In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, entities have the option to present total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the FASB is able to reconsider those paragraphs. The portion of the updated guidance effective for Agnico-Eagle's fiscal year beginning January 1, 2012 had no impact on the Company's consolidated financial statements.

Goodwill Impairment

        In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per ASC 350 — Intangibles — Goodwill and Other. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit was less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Adoption of this updated guidance, effective for Agnico-Eagle's fiscal year beginning January 1, 2012, had no impact on the Company's consolidated financial statements.

Recently issued accounting pronouncements and developments

        Under Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. Agnico-Eagle is currently evaluating the impact that the adoption of these standards will have on the Company's consolidated financial statements.

Disclosure about Offsetting Assets and Liabilities

        In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning on January 1, 2013. Agnico-Eagle is evaluating the potential impact of the adoption of this guidance on the Company's consolidated financial statements.

Disclosure of Payments by Resource Extraction Issuers

        In August 2012, the SEC adopted new rules requiring resource extraction issuers to include in an annual report information relating to any payment, whether a single payment or a series of related payments, that equals or exceeds $100,000 during the most recent fiscal year, made by the issuer, a subsidiary of the issuer or an entity under the control of the issuer, to the United States federal government or a foreign government for the purpose of the commercial development of oil, natural gas, or minerals. Resource extraction issuers will be required to provide information about the type and total amount of such payments made for each project related to the commercial development of oil, natural gas, or minerals, and the type and total amount of payments made to each government. A resource extraction issuer must comply with the new rules and form for fiscal years ending after September 30, 2013, but may provide a partial year report if the issuer's fiscal year began before September 30, 2013. The Company is evaluating the potential impact of complying with these new rules in its 2013 annual disclosure.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive income. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive income by component and by consolidated statement of income (loss) line item, as required under US GAAP. The update is effective for the Company's fiscal year beginning on January 1, 2013. Agnico-Eagle is evaluating the potential impact of the adoption of this guidance on the Company's consolidated financial statements.

International Financial Reporting Standards

        Based on recent guidance from the Canadian Securities Administrators and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt International Financial Reporting Standards ("IFRS"). A decision to voluntarily adopt IFRS has not been made by the Company.

Comparative figures

        Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2012 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2012	2011
ASSETS
Current
Cash and cash equivalents	$298,068	$179,447
Short-term investments	8,490	6,570
Restricted cash (note 14)	25,450	35,441
Trade receivables (note 1)	67,750	75,899
Inventories:
Ore stockpiles	52,342	28,155
Concentrates and dore bars	69,695	57,528
Supplies	222,630	182,389
Income taxes recoverable (note 9)	19,313	371
Available-for-sale securities (note 2(b))	44,719	145,411
Fair value of derivative financial instruments (note 15)	1,835	—
Other current assets (note 2(a))	92,977	110,369

Total current assets	903,269	821,580
Other assets (note 2(c))	55,838	88,048
Goodwill (note 10)	229,279	229,279
Property, plant and mine development (note 3)	4,067,456	3,895,355

	$5,255,842	$5,034,262

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$185,329	$203,547
Reclamation provision (note 6(a))	16,816	26,069
Dividends payable	37,905	—
Interest payable (note 5)	13,602	9,356
Income taxes payable (note 9)	10,061	—
Capital lease obligations (note 13(a))	12,955	11,068
Fair value of derivative financial instruments (note 15)	—	4,404

Total current liabilities	276,668	254,444

Long-term debt (note 5)	830,000	920,095

Reclamation provision and other liabilities (note 6)	127,735	145,988

Deferred income and mining tax liabilities (note 9)	611,227	498,572

SHAREHOLDERS' EQUITY
Common shares (notes 7(a), 7(b) and 7(c)):
Outstanding — 172,296,610 common shares issued, less 193,740 shares held in trust	3,241,922	3,181,381
Stock options (note 8(a))	148,032	117,694
Warrants (note 7(b))	24,858	24,858
Contributed surplus	15,665	15,166
Retained earnings (deficit)	7,046	(129,021)
Accumulated other comprehensive loss (note 7(d))	(27,311)	(7,106)

	3,410,212	3,202,972

Non-controlling interest	—	12,191

Total shareholders' equity	3,410,212	3,215,163

	$5,255,842	$5,034,262

Contingencies and commitments (notes 6, 9, 12, 13(b) and 21)

On behalf of the Board:

Sean Boyd CPA, CA, Director	Mel Leiderman CPA, CA, Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years Ended December 31,
	2012	2011	2010
REVENUES
Revenues from mining operations (note 1)	$1,917,714	$1,821,799	$1,422,521
COSTS, EXPENSES AND OTHER INCOME
Production (exclusive of amortization shown seperately below)	897,712	876,078	677,472
Exploration and corporate development	109,500	75,721	54,958
Amortization of property, plant and mine development (note 3)	271,861	261,781	192,486
General and administrative (note 16)	119,085	107,926	94,327
Impairment loss on available-for-sale securities (note 2(b))	12,732	8,569	—
Provincial capital tax	4,001	9,223	(6,075)
Interest expense (note 5)	57,887	55,039	49,493
Interest and sundry expense (income)	2,389	5,188	(10,254)
Loss (gain) on derivative financial instruments (note 15)	819	(3,683)	(7,612)
Gain on sale of available-for-sale securities (note 2(b))	(9,733)	(4,907)	(19,487)
Impairment loss on Meadowbank mine (note 18)	—	907,681	—
Loss on Goldex mine (note 17)	—	302,893	—
Gain on acquisition of Comaplex Minerals Corp., net of transaction costs (note 10)	—	—	(57,526)
Foreign currency translation loss (gain)	16,320	(1,082)	19,536

Income (loss) before income and mining taxes	435,141	(778,628)	435,203
Income and mining taxes (note 9)	124,225	(209,673)	103,087

Net income (loss) for the year	$310,916	$(568,955)	$332,116

Attributed to non-controlling interest	$—	$(60)	$—

Attributed to common shareholders	$310,916	$(568,895)	$332,116

Net income (loss) per share — basic (note 7(e))	$1.82	$(3.36)	$2.05

Net income (loss) per share — diluted (note 7(e))	$1.81	$(3.36)	$2.00

Cash dividends declared per common share (note 7(a))	$1.02	$—	$0.64

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the year	$310,916	$(568,955)	$332,116

Other comprehensive income (loss):
Unrealized gain (loss) on derivative financial instrument activities (note 15)	6,902	(5,863)	—
Adjustments for derivative financial instruments settled during the year (note 15)	(2,758)	1,459	—
Unrealized (loss) gain on available-for-sale securities (note 2(b))	(27,004)	(26,874)	64,649
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and impairments during the year (note 2(b))	2,999	(4,907)	(19,487)
Net amount reclassified to net income on acquisition of business (note 10)	—	—	(64,508)
Change in unrealized gain (loss) on pension benefits liability (note 6(b))	1,148	(1,055)	(4,093)
Tax effect of other comprehensive (loss) income items	(1,492)	1,744	780

Other comprehensive loss for the year	(20,205)	(35,496)	(22,659)

Comprehensive income (loss) for the year	$290,711	$(604,451)	$309,457

Attributed to non-controlling interest	$—	$(60)	$—

Attributed to common shareholders	$290,711	$(604,391)	$309,457

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares Outstanding
							Accumulated Other Comprehensive Income (Loss)
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Non-Controlling Interest
	Shares	Amount		Warrants
Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049	$—
Shares issued under employee stock option plan (note 8(a))	1,627,766	104,111	(29,447)	—	—	—	—	—
Stock options	—	—	42,230	—	—	—	—	—
Shares issued under the incentive share purchase plan (note 8(b))	229,583	14,963	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	25,243	1,404	—	—	—	—	—	—
Shares issued for purchase of mining property (notes 7(b) and 7(c))	10,225,848	579,800	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	332,116	—	—
Dividends declared ($0.64 per share) (note 7(a))	—	—	—	—	—	(108,009)	—	—
Other comprehensive loss for the year	—	—	—	—	—	—	(22,659)	—
Restricted share unit plan (note 8(c))	(13,259)	(820)	—	—	—	—	—	—

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$—

Shares issued under employee stock option plan (note 8(a))	308,688	$18,094	$(4,396)	$—	$—	$—	$—	$—
Stock options	—	—	43,536	—	—	—	—	—
Shares issued under the incentive share purchase plan (note 8(b))	360,833	19,229	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	176,110	10,130	—	—	—	—	—	—
Shares issued for purchase of mining property (note 7(c))	1,250,477	56,146	—	—	—	—	—	—
Non-controlling interest addition upon acquisition	—	—	—	—	—	—	—	12,251
Net loss for the year attributed to common shareholders	—	—	—	—	—	(568,895)	—	—
Net loss for the year attributed to non-controlling interest	—	—	—	—	—	—	—	(60)
Dividends declared (nil per share) (note 7(a))	—	—	—	—	—	(391)	—	—
Other comprehensive loss for the year	—	—	—	—	—	—	(35,496)	—
Restricted share unit plan (note 8(c))	(2,727)	(435)	—	—	—	—	—	—

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191

Shares issued under employee stock option plan (note 8(a))	416,275	$22,968	$(4,759)	$—	$—	$—	$—	$—
Stock options	—	—	35,097	—	—	—	—	—
Shares issued under the incentive share purchase plan (note 8(b))	507,235	21,671	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	444,555	18,907	—	—	—	—	—	—
Shares issued for purchase of mining property (note 7(c))	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition	—	—	—	—	—	—	—	(12,191)
Net income for the year	—	—	—	—	—	310,916	—	—
Dividends declared ($1.02 per share) (note 7(a))	—	—	—	—	—	(174,849)	—	—
Other comprehensive loss for the year	—	—	—	—	—	—	(20,205)	—
Restricted share unit plan (note 8(c))	(147,872)	(5,452)	—	—	—	—	—	—

Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$—

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years Ended December 31,
	2012	2011	2010
Operating activities
Net income (loss) for the year	$310,916	$(568,955)	$332,116
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 3)	271,861	261,781	192,486
Deferred income and mining taxes (note 9)	72,145	(275,773)	66,928
Gain on sale of available-for-sale securities (note 2(b))	(9,733)	(4,907)	(19,487)
Stock-based compensation (note 8)	47,632	51,873	45,672
Impairment loss on Meadowbank mine (note 18)	—	907,681	—
Loss on Goldex mine (note 17)	—	302,893	—
Gain on acquisition of Comaplex Minerals Corp. (note 10)	—	—	(64,508)
Foreign currency translation loss (gain)	16,320	(1,082)	19,536
Other	28,780	31,561	13,015
Adjustment for settlement of environmental remediation	(21,449)	(7,616)	—
Changes in non-cash working capital balances:
Trade receivables	8,149	37,050	(19,378)
Income taxes	13,304	(29,867)	9,949
Inventories	(44,145)	(43,066)	(91,306)
Other current assets	18,909	(25,838)	(28,729)
Accounts payable and accrued liabilities	(20,928)	31,837	23,136
Interest payable	4,246	(387)	8,077

Cash provided by operating activities	696,007	667,185	487,507

Investing activities
Additions to property, plant and mine development (note 3)	(445,550)	(482,831)	(511,641)
Acquisition of Grayd Resource Corporation (note 10)	(9,322)	(163,047)	—
(Increase) decrease in short-term investments	(1,920)	5	(3,262)
Net proceeds from available-for-sale securities (note 2(b))	73,358	9,435	36,586
Purchase of available-for-sale securities (note 2(b))	(2,713)	(91,115)	(42,479)
Decrease (increase) in restricted cash (note 14)	9,991	(32,931)	(2,510)

Cash used in investing activities	(376,156)	(760,484)	(523,306)

Financing activities
Dividends paid	(118,121)	(98,354)	(26,830)
Repayment of capital lease obligations (note 13(a))	(12,063)	(13,092)	(16,019)
Sale-leaseback financing (note 13(a))	—	—	14,017
Proceeds from long-term debt (note 5)	315,000	475,000	711,000
Repayment of long-term debt (note 5)	(605,000)	(205,000)	(1,376,000)
Notes issuance (note 5)	200,000	—	600,000
Long-term debt financing costs (note 5)	(3,133)	(2,545)	(12,772)
Repurchase of common shares for restricted share unit plan (note 8(c))	(12,031)	(3,723)	(4,037)
Common shares issued	32,742	26,536	84,659

Cash (used in) provided by financing activities	(202,606)	178,822	(25,982)

Effect of exchange rate changes on cash and cash equivalents	1,376	(1,636)	(2,939)

Net increase (decrease) in cash and cash equivalents during the year	118,621	83,887	(64,720)
Cash and cash equivalents, beginning of year	179,447	95,560	160,280

Cash and cash equivalents, end of year	$298,068	$179,447	$95,560

Supplemental cash flow information
Interest paid	$52,213	$52,833	$41,429

Income and mining taxes paid	$56,962	$110,889	$25,199

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is mainly generated by production at the LaRonde mine in Canada (silver, zinc, copper and lead) and the Pinos Altos mine in Mexico (silver).

  Revenues are generated from operations in Canada, Mexico and Finland. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	Years Ended December 31,
	2012	2011	2010
Revenues from mining operations:
Gold	$1,712,665	$1,563,760	$1,216,249
Silver	140,221	171,725	104,544
Zinc	45,797	70,522	77,544
Copper	19,019	14,451	22,219
Lead	12	1,341	1,965

	$1,917,714	$1,821,799	$1,422,521

  In 2012, precious metals (gold and silver) accounted for 97% of Agnico-Eagle's revenues from mining operations (2011 — 95%; 2010 — 93%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2012, these net byproduct metals revenues as a percentage of total revenues from mining operations were 2% from zinc (2011 — 4%; 2010 — 5%) and 1% from copper (2011 — 1%; 2010 — 2%).

2.     OTHER ASSETS

  (a)
  Other current assets

	As at December 31,
	2012	2011
Federal, provincial and other sales taxes receivable	$36,400	$51,603
Prepaid expenses	36,119	25,540
Meadowbank insurance receivable	6,553	8,765
Prepaid royalty(i)	—	7,684
Employee loans receivable	1,800	5,567
Retirement compensation arrangement plan refundable tax receivable	4,044	—
Other	8,061	11,210

	$92,977	$110,369

    (i)
    The prepaid royalty relates to the Pinos Altos mine in Mexico.
  (b)
  Available-for-sale securities

    In 2012, the Company received proceeds of $73.4 million (2011 — $9.4 million; 2010 — $36.6 million) and recognized a gain before income taxes of $9.7 million (2011 — $4.9 million; 2010 — $19.5 million) on the sale of certain available-for-sale securities.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

2.     OTHER ASSETS (Continued)

    Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at December 31,
	2012	2011
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$4,352	$127,344
Unrealized gains in accumulated other comprehensive loss	1,902	16,408

Estimated fair value	6,254	143,752

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	48,047	1,717
Unrealized losses in accumulated other comprehensive loss	(9,582)	(58)

Estimated fair value	38,465	1,659

Total estimated fair value of available-for-sale securities	$44,719	$145,411

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the course of the year, certain available-for-sale securities fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the year ended December 31, 2012, the Company recorded a $12.7 million (2011 — $8.6 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

    At December 31, 2012, the fair value of available-for-sale securities in an unrealized loss position was $38.5 million (2011 — $1.7 million) with total unrealized losses in accumulated other comprehensive loss of $9.6 million (2011 — $0.1 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold them for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at December 31, 2012.

  (c)
  Other assets

	As at December 31,
	2012	2011
Deferred financing costs, less accumulated amortization of $8,888 (2011 — $5,809)	$15,836	$15,777
Long-term ore in stockpile(i)	32,711	64,392
Other	7,291	7,879

	$55,838	$88,048

    (i)
    Due to the ore body structures at the Pinos Altos, Kittila and Meadowbank mines, a significant amount of drilling and blasting was undertaken early in their mine lives, resulting in long-term ore stockpiles. At December 31, 2012, long-term ore stockpiles were valued at $14.8 million (2011 — $7.1 million) at the Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos), $7.7 million (2011 — $8.0 million) at the Kittila mine and $10.2 million (2011 — $49.3 million) at the Meadowbank mine.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at December 31, 2012			As at December 31, 2011
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,356,227	$86,839	$1,269,388	$1,228,523	$111,567	$1,116,956
Plant and equipment	2,538,328	617,826	1,920,502	2,467,300	437,706	2,029,594
Mine development costs	918,482	237,967	680,515	869,746	190,399	679,347
Construction in progress:
Meliadine project	133,840	—	133,840	69,458	—	69,458
La India project	32,553	—	32,553	—	—	—
Goldex mine M and E Zones	30,658	—	30,658	—	—	—

	$5,010,088	$942,632	$4,067,456	$4,635,027	$739,672	$3,895,355

  Geographic Information:

	As at December 31,
	2012	2011
Canada	$2,543,171	$2,433,527
Latin America	809,556	776,892
Europe	704,031	674,258
United States	10,698	10,678

Total	$4,067,456	$3,895,355

  In 2012, Agnico-Eagle capitalized $1.3 million of costs (2011 — $1.4 million) and recognized $1.2 million of amortization expense (2011 — $0.9 million) related to computer software. The unamortized capitalized cost for computer software at December 31, 2012 was $5.7 million (2011 — $5.6 million).

  The unamortized capitalized cost for leasehold improvements at December 31, 2012 was $3.4 million (2011 — $3.2 million), which is being amortized on a straight-line basis over the life term of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss) and comprehensive income (loss).

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table details the Company's financial assets and liabilities measured at fair value as at December 31, 2012 within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Financial assets:
Available-for-sale securities(i)	$44,719	$44,719	$—	$—
Trade receivables(ii)	67,750	—	67,750	—
Fair value of derivative financial instruments(iii)	2,112	—	2,112	—

	$114,581	$44,719	$69,862	$—

Financial liabilities:
Fair value of derivative financial instruments(iii)	$277	$—	$277	$—

  (i)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

  (ii)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (iii)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

5.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated its Credit Facility, increasing the amount available from $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and updating pricing terms to reflect improved market conditions.

  At December 31, 2012, the Credit Facility was drawn down by $30.0 million (2011 — $320.0 million). Amounts drawn down, together with related outstanding letters of credit, resulted in Credit Facility availability of $1,168.9 million at December 31, 2012.

  2012 Notes

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following are the individual series' of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

5.     LONG-TERM DEBT (Continued)

  The following are the individual series' of the 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

  Covenants

  Payment and performance of Agnico-Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at December 31, 2012.

  Interest on long-term debt

  For the year ended December 31, 2012, total interest expense was $57.9 million (2011 — $55.0 million; 2010 — $49.5 million) and total cash interest payments were $52.2 million (2011 — $52.8 million; 2010 — $41.4 million). In 2012, cash interest on the Credit Facility was $3.6 million (2011 — $1.7 million; 2010 — $12.3 million), cash standby fees on the Credit Facility were $4.2 million (2011 — $8.6 million; 2010 — $6.7 million), and cash interest on the 2010 Notes and 2012 Notes was $39.5 million (2011 — $39.5 million; 2010 — $19.8 million). In 2012, $1.5 million (2011 — $1.0 million; 2010 — $4.6 million) of the total interest expense was capitalized to construction in progress.

  The Company's weighted average interest rate on all of its long-term debt as at December 31, 2012 was 6.02% (2011 — 5.02%; 2010 — 5.43%).

6.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	As at December 31,
	2012	2011
Reclamation provision (note 6(a))	$101,753	$105,443
Long-term portion of capital lease obligations (note 13(a))	12,108	26,184
Pension benefits (note 6(b))	13,734	13,991
Other	140	370

Total	$127,735	$145,988

  (a)
  Reclamation provision

    Agnico-Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

6.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations:

	2012	2011
Asset retirement obligations, beginning of year	$86,386	$91,641
Current year additions and changes in estimate, net	1,495	(8,398)
Current year accretion	5,068	4,953
Liabilities settled	(254)	—
Foreign exchange revaluation	1,655	(1,810)
Reclassification from long-term to current	(4,630)	—

Asset retirement obligations — long-term, end of year	$89,720	$86,386

    Due to the suspension of mining operations at the Goldex mine on October 19, 2011 (see note 17), Agnico-Eagle recognized an environmental remediation liability. The following table reconciles the beginning and ending carrying amounts of the Goldex mine's environmental remediation liability:

	2012	2011
Environmental remediation liability — long-term, beginning of year	$19,057	$—
Environmental remediation liability — current, beginning of year	26,069	—
Current year change in estimate	(36)	51,736
Liabilities settled	(21,450)	(7,616)
Foreign exchange revaluation	579	1,006
Reclassification from long-term to current	(12,186)	(26,069)

Environmental remediation liability — long-term, end of year	$12,033	$19,057

  (b)
  Pension benefits

    Agnico-Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations performed as of July 1, 2012, projected to December 30, 2012 and covering the period through June 30, 2013.

    The components of Agnico-Eagle's net pension benefits expense are as follows:

	Years Ended December 31,
	2012	2011	2010
Service cost — benefits earned during the year	$650	$996	$981
Interest cost on projected benefit obligation	489	663	613
Amortization of net transition asset	169	171	164
Prior service cost	26	26	25
Loss due to settlement	2,921	—	—
Recognized net actuarial loss	340	245	—

Net pension benefits expense	$4,595	$2,101	$1,783

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for the Executives Plan at December 31, 2012 was $9.7 million (2011 — $13.2 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

6.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The funded status of the Executives Plan for 2012 and 2011 is as follows:

	2012	2011
Reconciliation of the market value of plan assets:
Fair value of plan assets, beginning of year	$2,952	$2,443
Agnico-Eagle's contribution	839	1,156
Benefit payments	(520)	(578)
Settlements	(961)	—
Effect of exchange rate changes	63	(69)

Fair value of plan assets, end of year	2,373	2,952

Reconciliation of projected benefit obligation:
Projected benefit obligation, beginning of year	14,370	12,041
Service cost	650	996
Interest cost	489	663
Net actuarial loss	675	1,704
Benefit payments	(520)	(696)
Settlements	(5,148)	—
Effect of exchange rate changes	302	(338)

Projected benefit obligation, end of year	10,818	14,370

Deficiency of plan assets compared with projected benefit obligation	$(8,445)	$(11,418)

    Comprised of the following net amounts recognized in the consolidated balance sheets:

	As at December 31,
	2012	2011
Accrued employee benefit liability	$5,008	$7,292
Accumulated other comprehensive loss:
Transition obligation	341	500
Prior service cost	52	76
Net actuarial loss	3,044	3,550

Net liability	$8,445	$11,418

Assumptions:
Weighted average discount rate — net periodic pension cost	4.45%	5.20%
Weighted average discount rate — projected benefit obligation	4.00%	4.45%
Weighted average rate of compensation increase	3.00%	3.00%
Estimated average remaining service life for the plan (in years)(i)	6.0	3.0

    (i)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    Executives Plan components expected to be recognized in accumulated other comprehensive loss in 2013:

Transition obligation	$170
Prior service cost	26
Net actuarial loss	327

$523

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

6.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    Estimated benefit payments from the Executives Plan over the next ten years are presented below:

Years ended December 31,:	Estimated Executives Plan Benefit Payments
2013	$117
2014	$116
2015	$115
2016	$114
2017	$113
2018 – 2022	$3,591

    In addition to the Executives Plan, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico-Eagle contributes 5% of certain employees' base employment compensation to a defined contribution plan. In 2012, $11.9 million (2011 — $10.7 million; 2010 — $8.8 million) was contributed to the Basic Plan. Effective January 1, 2008, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. Under the Supplemental Plan, an additional 10% of the designated executive's earnings for the year (including salary and short-term bonus) is contributed by the Company. In 2012, $0.8 million (2011 — $0.9 million; 2010 — $1.1 million) was contributed to the Supplemental Plan. The Supplemental Plan is accounted for as a cash balance plan.

7.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized share capital includes an unlimited number of common shares with issued common shares of 172,296,610 (2011 — 170,859,604), less 193,740 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (2011 — less 45,868 common shares). The trust is treated as a variable interest entity and, as a result, its holdings of shares are offset against the Company's issued shares in its consolidated financial statements (see note 8(c) for details).

    In 2012, the Company declared dividends on its common shares of $1.02 per share (2011 — nil per share; 2010 — $0.64 per share).

  (b)
  Private placements and warrants

    On December 3, 2008, the Company closed a private placement of 9.2 million units, with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281.0 million, after deducting share issue costs of $8.8 million. If all outstanding warrants were exercised, the Company would issue an additional 8.6 million common shares. No warrants had been exercised as of December 31, 2012.

    On July 26, 2010, the Company issued 15,000 common shares with a market value of $0.8 million in connection with the purchase of a mining property.

  (c)
  Public issuance of common shares

    On July 6, 2010, the Company issued 10,210,848 common shares with a market value of $579.0 million in connection with the acquisition of Comaplex Minerals Corp. ("Comaplex") (see note 10 for details).

    On November 18, 2011, the Company issued 1,250,477 common shares with a market value of $56.1 million in connection with the acquisition of 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"). On January 23, 2012, the Company issued an additional 68,941 common shares with a market value of $2.4 million in connection with the compulsory acquisition of the remaining outstanding shares of Grayd it did not already own (see note 10 for details).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

7.     SHAREHOLDERS' EQUITY (Continued)

  (d)
  Accumulated other comprehensive loss

    The following table details the components of accumulated other comprehensive loss, net of related tax effects:

	As at December 31,
	2012	2011
Cumulative translation adjustment	$(16,206)	$(16,206)
Unrealized net (loss) gain on available-for-sale securities	(7,680)	16,350
Unrealized loss on derivative financial instruments	(260)	(4,404)
Unrealized loss on pension benefits liability	(4,071)	(5,219)
Tax effect of unrealized loss on derivative financial instruments	397	1,491
Tax effect of unrealized loss on pension benefits liability	509	882

Accumulated other comprehensive loss	$(27,311)	$(7,106)

    In 2012, a $9.7 million gain on sale of available-for-sale securities (2011 — $4.9 million gain; 2010 — $19.5 million gain) was reclassified from accumulated other comprehensive loss to the consolidated statements of income (loss) and comprehensive income (loss).

  (e)
  Net income (loss) per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Years Ended December 31,
	2012	2011	2010
Weighted average number of common shares outstanding — basic	171,250,179	169,352,896	162,342,686
Add: Dilutive impact of employee stock options	—	—	1,192,530
Dilutive impact of warrants	—	—	2,263,902
Dilutive impact of shares related to RSU plan	235,436	—	43,141

Weighted average number of common shares outstanding — diluted	171,485,615	169,352,896	165,842,259

    The calculation of diluted net income (loss) per share has been calculated using the treasury stock method. In applying the treasury stock method, employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares, for the period outstanding, are not included in the calculation of diluted net income (loss) per share, as the impact is anti-dilutive. In 2010, a total of 58,750 employee stock options were excluded from the calculation of diluted net income (loss) per share as their impact would have been anti-dilutive. In 2011, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants, or related to the RSU plan would have been anti-dilutive as a result of the net loss recorded for the year. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share in 2011. In 2012, 7,742,151 employee stock options and all warrants were excluded from the calculation of diluted net income (loss) per share as their impact would have been anti-dilutive.

8.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2010, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 1,300,000 to 20,300,000. In 2011 and 2012 the shareholders approved a further 3,000,000 and 2,500,000 common shares for issuance under the ESOP, respectively.

    Of the 3,257,000 stock options granted under the ESOP in 2012, 814,250 stock options vested immediately and expire in 2017. The remaining stock options expire in 2017 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,630,785 stock options granted under the ESOP in 2011, 657,696 stock options vested immediately and expire in 2016. The remaining stock options expire in 2016 and vest in equal installments, on each anniversary date of the grant, over a

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

8.     STOCK-BASED COMPENSATION (Continued)

    three-year period. Of the 2,926,080 stock options granted under the ESOP in 2010, 731,520 stock options vested immediately and expire in 2015. The remaining stock options expire in 2015 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary details activity with respect to Agnico-Eagle's outstanding stock options:

	2012			2011			2010
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	8,959,051	C$	62.88	6,762,704	C$	56.94	5,707,940	C$	53.85
Granted	3,257,000		36.99	2,630,785		76.12	2,926,080		57.55
Exercised	(416,275)		43.51	(308,688)		43.62	(1,627,766)		47.02
Forfeited	(731,000)		59.72	(125,750)		67.47	(243,550)		58.03
Expired	(481,650)		47.49	—		—	—		—

Outstanding, end of year	10,587,126	C$	56.60	8,959,051	C$	62.88	6,762,704	C$	56.94

Options exercisable at end of year	6,510,464			5,178,172			2,972,857

    The following table details 2012 activity with respect to Agnico-Eagle's nonvested stock options:

	2012
	Number of Stock Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	3,780,879	C$	17.79
Granted	3,257,000		8.29
Vested	(2,625,467)		15.63
Forfeited (nonvested)	(335,750)		12.50

Nonvested, end of year	4,076,662	C$	13.33

    Cash received for stock options exercised in 2012 was $18.2 million (2011 — $13.6 million; 2010 — $74.7 million).

    The total intrinsic value of stock options exercised in 2012 was C$3.6 million (2011 — C$8.0 million; 2010 — C$46.5 million).

    The weighted average grant date fair value of stock options granted in 2012 was C$8.29 (2011 — C$17.05; 2010 — C$16.31). The total fair value of stock options vested during 2012 was $41.0 million (2011 — $46.7 million; 2010 — $36.7 million).

    The following table summarizes information about Agnico-Eagle's stock options outstanding and exercisable at December 31, 2012:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
C$33.26 — C$59.71	6,378,941	2.50 years	C$	47.45	3,485,921	C$	52.68
C$60.72 — C$83.08	4,208,185	2.14 years		70.46	3,024,543		68.18

C$33.26 — C$83.08	10,587,126	2.36 years	C$	56.60	6,510,464	C$	59.88

    The weighted average remaining contractual term of stock options exercisable at December 31, 2012 was 1.7 years.

    The Company has reserved for issuance 10,587,126 common shares in the event that these stock options are exercised.

    The number of common shares available for the granting of stock options under the ESOP as at December 31, 2012, December 31, 2011 and December 31, 2010 was 3,717,785, 3,262,135 and 2,771,420, respectively.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

8.     STOCK-BASED COMPENSATION (Continued)

    Subsequent to the year ended December 31, 2012, on January 2, 2013, 2,803,000 stock options were granted under the ESOP, of which 700,750 stock options vested immediately and expire in the year 2018. The remaining stock options expire in 2018 and vest in equal installments on each anniversary date of the grant, over a three-year period.

    Agnico-Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2012	2011	2010
Risk-free interest rate	1.26%	1.95%	1.86%
Expected life of stock options (in years)	2.8	2.5	2.5
Expected volatility of Agnico-Eagle's share price	37.5%	34.70%	43.80%
Expected dividend yield	2.14%	0.89%	0.42%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The aggregate intrinsic value of stock options outstanding at December 31, 2012 was C$(47.3) million. The aggregate intrinsic value of stock options exercisable at December 31, 2012 was C$(50.5) million.

    The total compensation expense for the ESOP recognized in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) for 2012 was $33.8 million (2011 — $42.2 million; 2010 — $37.8 million). The total compensation cost related to nonvested stock options not yet recognized is $24.5 million as at December 31, 2012 and the weighted average period over which it is expected to be recognized is 1.6 years. Of the total compensation cost for the ESOP, $1.3 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2012 (2011 — $1.4 million; 2010 — $1.3 million).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the Company's shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market value. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible Participants.

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All common shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2012 related to the Purchase Plan was $7.2 million (2011 — $6.4 million; 2010 — $5.0 million).

    In 2012, 507,235 common shares were subscribed for under the Purchase Plan (2011 — 360,833; 2010 — 229,583) for a value of $21.7 million (2011 — $19.2 million; 2010 — $15.0 million). In May 2008, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2012, Agnico-Eagle has reserved for issuance 1,642,853 common shares (2011 — 2,150,088; 2010 — 2,510,921) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and was amortized as compensation expense over the applicable vesting period of two years.

    Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is to be amortized as compensation expense over the applicable vesting period of three years.

    In 2012, the Company funded the RSU plan by transferring $12.0 million (2011 — $3.7 million; 2010 — $4.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. Compensation cost for the RSU plan incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For the years 2009 through 2012, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested common shares held by the Trust are included in the diluted EPS calculations.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

8.     STOCK-BASED COMPENSATION (Continued)

    Compensation cost related to the RSU plan was $6.6 million in 2012 (2011 — $3.3 million; 2010 — $3.0 million). Compensation cost related to the RSU plan is included as part of the production, general and administrative and exploration and corporate development line items of the consolidated statements of income (loss) and comprehensive income (loss), consistent with the classification of other elements of compensation expense for those employees who held RSUs. Of the total compensation cost for the RSU plan, nil was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2012 (2011 — nil; 2010 — $0.1 million).

    Subsequent to the year ended December 31, 2012, 422,553 RSUs were granted under the RSU plan. Of these, 131,846 RSUs vest in 2014, 277,944 RSUs vest in 2015 and 12,763 RSUs vest in 2016.

9.     INCOME AND MINING TAXES

        Income and mining taxes expense (recovery) is made up of the following geographic components:

	Years Ended December 31,
	2012	2011	2010
Current income and mining taxes:
Canada	$8,750	$62,382	$34,217
Mexico	33,531	3,496	1,942
Finland	9,799	222	—

	52,080	66,100	36,159

Deferred income and mining taxes:
Canada	26,041	(341,038)	47,083
Mexico	25,284	54,996	18,759
Finland	20,820	10,269	1,086

	72,145	(275,773)	66,928

Income and mining taxes	$124,225	$(209,673)	$103,087

  Cash income and mining taxes paid in 2012 were $57.0 million (2011 — $110.9 million; 2010 — $25.2 million).

  The income and mining taxes expense (recovery) is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	2012	2011	2010
Combined federal and composite provincial tax rates	26.3%	27.8%	29.6%
Increase (decrease) in tax rates resulting from:
Provincial mining duties	3.6	5.9	6.8
Tax law changes	—	(2.7)	(5.1)
Impact of foreign tax rates	(1.5)	(0.2)	(0.5)
Permanent differences	1.0	(1.6)	(4.2)
Valuation allowances	1.2	(0.3)	(0.2)
Impact of changes in income tax rates	(2.1)	(2.0)	(2.7)

Actual rate as a percentage of pre-tax income	28.5%	26.9%	23.7%

  The following table details the components of Agnico-Eagle's deferred income and mining tax liabilities:

	Liabilities (Assets) as at December 31,
	2012	2011
Mining properties	$761,508	$704,379
Net operating and capital loss carryforwards	(102,005)	(104,332)
Mining duties	(36,158)	(88,670)
Reclamation provisions	(42,688)	(51,926)
Valuation allowance	30,570	39,121

Deferred income and mining tax liabilities	$611,227	$498,572

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

9.     INCOME AND MINING TAXES (Continued)

  All of Agnico-Eagle's deferred income and mining tax assets and liabilities were denominated in the local currency based on the jurisdiction in which the Company paid taxes, except for Canada, and were translated into US dollars using the exchange rate in effect at the applicable consolidated balance sheets dates. For Canadian income tax purposes, for December 31, 2008 and subsequent years, the Company elected to use the US dollar as its functional currency.

  The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

	2012	2011	2010
Unrecognized tax benefits, beginning of year	$1,200	$1,630	$5,608
Additions (reductions)	9,667	(430)	(3,978)

Unrecognized tax benefit, end of year	$10,867	$1,200	$1,630

  The full amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next year.

  The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. The 2007 through 2012 taxation years generally remain subject to examination.

10.   ACQUISITIONS

  Grayd Resource Corporation

  In September 2011, Agnico-Eagle entered into an acquisition agreement with Grayd, a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. On October 13, 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented on October 21, 2011.

  On November 18, 2011, Agnico-Eagle acquired 94.77% of the outstanding shares of Grayd, on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle common shares.

  The related transaction costs associated with the acquisition totalling $3.8 million were expensed through the interest and sundry expense (income) line item of the consolidated statements of income (loss) and comprehensive income (loss) during the fourth quarter of 2011. The Company has accounted for the purchase of Grayd as a business combination.

  The following table details the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:
Cash paid for acquisition	$165,954
Agnico-Eagle common shares issued for acquisition	56,146

Total purchase price to allocate	$222,100

Fair value of assets acquired and liabilities assumed:
Mining properties	$282,000
Goodwill	29,215
Cash and cash equivalents	2,907
Trade receivables	469
Other current assets	1,700
Equipment	56
Accounts payable and accrued liabilities	(9,767)
Deferred tax liability	(72,229)
Non-controlling interest	(12,251)

Net assets acquired	$222,100

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

10.   ACQUISITIONS (Continued)

  The Company believes that goodwill for the Grayd acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Grayd described above had occurred as of January 1, 2010 are detailed below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	Years Ended December 31,
	2011	2010
	Unaudited
Pro forma net income (loss) attributed to common shareholders	$(582,762)	$324,708
Pro forma net income (loss) per share — basic	$(3.42)	$1.98

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2011 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle common shares.

  Summit Gold Project

  On December 20, 2011, the Company completed the acquisition of 100% of the Summit Gold project from Columbus Gold Corporation, subject to a 2% net smelter returns mineral production royalty reserved by Cordilleran Exploration Company. The Nevada-based project's purchase price of $8.5 million, including transaction costs, was comprised entirely of cash. This transaction was accounted for as an asset acquisition.

  Comaplex Minerals Corp.

  On April 1, 2010, Agnico-Eagle and Comaplex jointly announced that they reached an agreement in principle whereby Agnico-Eagle would acquire all of the shares of Comaplex (the "Comaplex Shares") that it did not already own. The transaction was completed under a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the transaction, each shareholder of Comaplex, other than Agnico-Eagle, received 0.1576 of an Agnico-Eagle common share per Comaplex share. Additionally, at closing, each Comaplex shareholder, other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora"), received one common share of a newly formed, wholly-owned, subsidiary of Comaplex, Geomark Exploration Ltd. ("Geomark"), in respect of each Comaplex share and Comaplex transferred to Geomark all of the assets and related liabilities of Comaplex other than those relating to the Meliadine gold exploration properties in Nunavut, Canada. The Geomark assets included all of Comaplex's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Under the plan of arrangement, Comaplex changed its name to Meliadine Holdings Inc.

  Prior to the announcement of the transaction, Perfora and Agnico-Eagle had entered into a support agreement pursuant to which Perfora agreed to, among other things, support the transaction and vote all of the shares it held in Comaplex in favour of the plan of arrangement. Perfora held approximately 17.3% and Agnico-Eagle held approximately 12.3%, on a fully diluted basis, of the outstanding shares of Comaplex prior to the announcement of the acquisition.

  On July 6, 2010, the transactions relating to the plan of arrangement closed and Agnico-Eagle issued a total of 10,210,848 common shares to the shareholders of Comaplex, other than Agnico-Eagle, for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the interest and sundry expense (income) line item of the consolidated statements of income (loss) and comprehensive income (loss) during the third quarter of 2010. The Company has accounted for the purchase of Comaplex as a business combination.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

10.   ACQUISITIONS (Continued)

  The following table details the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:
Comaplex shares previously purchased	$88,683
Agnico-Eagle common shares issued for acquisition	578,955

Total purchase price to allocate	$667,638

Fair value of assets acquired and liabilities assumed:
Property	$642,610
Goodwill	200,064
Supplies	542
Equipment	2,381
Asset retirement obligation	(3,400)
Deferred tax liability	(174,559)

Net assets acquired	$667,638

  The Comaplex shares purchased prior to the April 1, 2010 announcement of the acquisition had a cost base of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated other comprehensive income was reversed into the consolidated statements of income (loss) and comprehensive income (loss) as a gain during the third quarter of 2010.

  The Company believes that goodwill for the Comaplex acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax basis of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Comaplex described above had occurred as of January 1, 2009 are detailed below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	Years Ended December 31,
	2010	2009
	Unaudited
Pro forma net income attributed to common shareholders	$331,516	$85,371
Pro forma net income per share — basic	$2.04	$0.55

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2012	2011
Trade payables	$89,289	$104,699
Wages payable	35,752	27,247
Accrued liabilities	27,372	47,462
Goldex mine government grant	—	1,452
Other liabilities	32,916	22,687

	$185,329	$203,547

  In 2012 and 2011, the other liabilities balance mainly consisted of various employee payroll tax withholdings and other payroll taxes.

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2012, the total amount of these guarantees was $147.3 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalty arrangements:

  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after Kittila mine operations commenced, the Company is required to pay 2% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

12.   COMMITMENTS AND CONTINGENCIES (Continued)

  The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from certain properties in the Pinos Altos mine area. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 1.0% to 3.5%.

  The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

  The Company had the following purchase commitments as at December 31, 2012:

Years ended December 31,:	Purchase Commitments
2013	$12,258
2014	12,428
2015	7,080
2016	5,071
2017	4,466
Thereafter	22,274

Total	$63,577

13.   LEASES

  (a)
  Capital leases

    In each of 2010 and 2009, the Company entered into five sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 — Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 6.18% and the average length of the contracts is 4.5 years.

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. As at December 31, 2012, the total gross amount of assets recorded under sale-leaseback capital leases amounted to $33.9 million (2011 — $33.6 million).

    The Company has agreements with third party providers of mobile equipment that are used at the Meadowbank and Kittila mines. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 — Capital Leases. The leases for mobile equipment at the Kittila and Meadowbank mines are for five years. The effective annual interest rate on the lease for mobile equipment at the Meadowbank mine is 5.64%. The effective annual interest rate on the lease for mobile equipment at the Kittila mine is 4.99%.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2012:

Years ended December 31,:	Minimum Capital Lease Payments
2013	$14,052
2014	8,970
2015	3,646
2016	—
2017	—
Thereafter	—

Total minimum lease payments	26,668
Less amount representing interest	1,605

Present value of net minimum lease payments	$25,063

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

13.   LEASES (Continued)

    The Company's capital lease obligations are comprised of the following:

	As at December 31,
	2012	2011
Total future lease payments	$26,668	$40,630
Less: interest	1,605	3,378

	25,063	37,252
Less: current portion	12,955	11,068

Long-term portion of capital lease obligations	$12,108	$26,184

    At December 31, 2012, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $51.0 million (2011 — $56.9 million; 2010 — $56.9 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss) and comprehensive income (loss).

  (b)
  Operating leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2012 are as follows:

Years ended December 31,:	Minimum Operating Lease Payments
2013	$1,434
2014	1,013
2015	837
2016	822
2017	813
Thereafter	3,473

Total	$8,392

    The portion of operating leases relating to rental expense was $1.1 million in 2012 (2011 — $0.9 million; 2010 — $4.1 million).

14.   RESTRICTED CASH

  As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $4.7 million be restricted as at December 31, 2012 (2011 — $3.4 million).

  As part of the Company's tax planning, $32.0 million was contributed to a qualified environmental trust ("QET") in December 2011 to fulfill the requirement of financial security for costs related to the environmental remediation of the Goldex mine. During the year ended December 31, 2012, $12.0 million was withdrawn from the QET to fund the environmental remediation expenditures. As at December 31, 2012, $20.7 million remained in the QET.

15.   FINANCIAL INSTRUMENTS

  Agnico-Eagle has entered into financial instruments with several financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  Currency risk management

  In 2012 and 2011, financial instruments that subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash and cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Goldex, Lapa and Meadowbank mines and the Meliadine project have Canadian dollar requirements for capital, operating and exploration expenditures.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

15.   FINANCIAL INSTRUMENTS (Continued)

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2012.

  The forward contracts with a cash flow hedging relationship that did qualify for hedge accounting hedged $60 million of 2011 expenditures at an average rate of US$1.00 = C$0.99 and $300 million of 2012 expenditures at an average rate of US$1.00 = C$1.01. The hedges that expired during the year resulted in a realized gain of $2.8 million (2011 — $(1.5) million). As at December 31, 2012, the Company recognized a mark-to-market gain of nil (2011 — $(4.4) million) in accumulated other comprehensive loss. Amounts deferred in accumulated other comprehensive loss are reclassified to the production costs line item on the consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the hedged transaction has occurred.

  Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the currency hedged.

  In 2011, the Company entered into foreign exchange forward contracts with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represented a portion of the unhedged forecasted Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. The forward contracts hedged $150 million of 2011 expenditures and nil of 2012 expenditures at an average rate of US$1.00 = C$0.99. The hedges that expired in 2011 resulted in a realized loss of $1.4 million that was recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). As at December 31, 2011, all ineffective cash flow hedges had expired. There were no foreign exchange forward contracts with ineffective cash flow hedging relationships purchased or outstanding in 2012.

  The Company's other foreign currency derivative strategies in 2012 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to year end such that no derivatives were outstanding as at December 31, 2012. The Company's foreign currency derivative strategy generated $1.5 million in call option premiums for the year ended December 31, 2012 (2011 — $5.0 million) that were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss).

  Commodity price risk management

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil. There were no zinc zero-cost collars purchased or outstanding in 2012.

  A total of 20,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. A total of 20,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments, were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). All options entered into during 2011 expired during the year resulting in a realized gain of $2.8 million.

  The Company also uses intra-quarter zinc, copper and silver derivative financial instruments associated with the timing of sales of the related products during 2012 that were recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). There were no zinc, copper or silver intra-quarter derivative financial instruments outstanding at December 31, 2012 or December 31, 2011.

  In the second quarter of 2012, to mitigate the risks associated with fluctuating diesel fuel prices, the Company entered into financial contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure (as it relates to operating costs). The financial contracts that expired in 2012 totalled 9.5 million gallons of heating oil, representing approximately 55% of Meadowbank's expected 2012 diesel fuel exposure. In addition, the financial contracts expiring in 2013 total 0.5 million gallons of heating oil, representing approximately 3% of Meadowbank's expected 2013 diesel fuel exposure. The contracts that expired in 2012 did not qualify for hedge accounting and the related realized loss of $1.5 million was recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). The contracts expiring in 2013 qualify for hedge accounting and the related $0.1 million market-to-market gain as at December 31, 2012 was recognized in the accumulated other comprehensive loss ("AOCI") line item on the consolidated balance sheets. The Company was not a party to any similar heating oil derivative financial instruments in 2011. Amounts deferred in AOCI are reclassified to the production costs line item on the consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The following table details the changes in the AOCI balances recorded in the consolidated financial statements pertaining to the foreign exchange and commodity hedging activities. The fair values, based on calculated mark-to-market valuations, of recorded derivative

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

15.   FINANCIAL INSTRUMENTS (Continued)

  related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2012	2011
AOCI, beginning of year	$(4,404)	$—
(Gain) loss reclassified from AOCI into production cost	(2,758)	1,459
Loss recognized in OCI — heating oil derivative financial instruments	(117)	—
Gain (loss) recognized in OCI — foreign exchange and other derivative financial instruments	7,019	(5,863)

AOCI, end of year	$(260)	$(4,404)

  As at December 31, 2012 and 2011, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

  Other required derivative disclosures can be found in note 7(d), accumulated other comprehensive loss.

  The following table provides a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss):

	Years Ended December 31,
	2012	2011	2010
Premiums realized on written foreign exchange call options	1,505	$4,995	$4,845
Realized gain on foreign exchange extendible flat forward	—	—	1,797
Realized loss on foreign exchange forwards	—	(1,407)	—
Realized gain on foreign exchange collar	—	—	711
Mark-to-market gain on foreign exchange extendible flat forward(i)	—	—	142
Realized gain on zinc derivative financial instruments	430	3,419	3,733
Realized gain (loss) on copper derivative financial instruments	63	79	(558)
Realized loss on silver derivative financial instruments	—	(3,403)	(3,058)
Mark-to-market loss on warrants(i)	(1,294)	—	—
Realized loss on heating oil derivative financial instruments	(1,523)	—	—

(Loss) gain on derivative financial instruments	$(819)	$3,683	$7,612

(i)
Mark-to-market gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the consolidated statements of cash flow.

  Agnico-Eagle's exposure to interest rate risk at December 31, 2012 relates to its cash and cash equivalents, short-term investments and restricted cash totalling $332.0 million (2011 — $221.5 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.47% (2011 — 0.61%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2012.

16.   GENERAL AND ADMINISTRATIVE

  As a result of a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million and recognized an insurance receivable of $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) in the first quarter of 2011.

  During the subsequent months of 2011, the Company received $2.4 million of insurance proceeds and had a remaining insurance receivable of $8.8 million recorded in the other current assets line item of the consolidated balance sheets as at December 31, 2011. During the year ended December 31, 2012, the Company received $2.2 million of insurance proceeds and had a remaining insurance receivable of $6.6 million as at December 31, 2012.

17.   LOSS ON GOLDEX MINE

  On October 19, 2011, the Company announced that it was suspending mining operations and gold production at the Goldex mine in Quebec, Canada, effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted. It appeared that a weak volcanic rock unit in the hanging wall

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

17.   LOSS ON GOLDEX MINE (Continued)

  above the Goldex Extension Zone ("GEZ") of the Goldex mine deposit had failed. This rock failure was thought to extend between the top of the deposit and surface. As a result, this structure allowed an increase in ground water to flow into the mine.

  As at September 30, 2011, Agnico-Eagle had written off its investment in the Goldex mine (net of expected residual value), written off the underground ore stockpile and recorded a provision for the anticipated costs of environmental remediation. Given the amount of uncertainty in estimating the fair value of the Goldex mine property, plant, and mine development, the Company determined that the fair value was equal to the residual value. All of the remaining 1.6 million ounces of proven and probable gold reserves at the Goldex mine, other than the ore stockpiled on surface, were reclassified as mineral resources effective September 30, 2011. The Goldex mine is part of the Canada segment as detailed in note 19.

  The mill processed feed from the remaining surface stockpile at the Goldex mine in October 2011.

Impairment loss on Goldex mine property, plant, and mine development	$237,110
Loss on underground ore stockpile	16,641
Supplies inventory obsolescence provision	1,915
Increase in environmental remediation liability	47,227

Loss on Goldex mine (before income and mining taxes) for the year ended December 31, 2011	$302,893

  The environmental remediation liability for the anticipated costs of remediation associated with the suspension of operations at the Goldex mine has required management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

  In July 2012, the Company's Board approved the development of the M and E Zones at the Goldex mine. The operations in the GEZ remain suspended indefinitely.

18.   IMPAIRMENT LOSS ON MEADOWBANK MINE

  For the year ended December 31, 2011, the Company performed a full review of the Meadowbank mine operations and updated the related life of mine plan. This review considered the exploration potential of the area, the mineral reserves and resources, the projected operating costs in light of the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, an updated mine plan with a shorter mine life was developed and cash flows calculated, resulting in an impairment charge to the Meadowbank mine carrying value of $907.7 million for the year ended December 31, 2011. The Meadowbank mine had a property, plant and mine development book value of approximately $1.7 billion prior to recording this impairment charge.

  Net estimated future cash flows from the Meadowbank mine were calculated as at December 31, 2011, on an undiscounted basis, based on best estimates of future gold production, which were based on long-term gold prices from $1,250 to $1,553 per ounce (in real terms), foreign exchange rates from US$0.92:C$1.00 to US$0.97:C$1.00, increased cost estimates based on revised operating levels, average gold recovery of 92.9% and expected continuation of operations to 2017, including the processing of stockpiled ore. Future expected operating costs, capital expenditures, and asset retirement obligations were based on the updated life of mine plan. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate (in real terms), commensurate with the estimated level of risk. Management's estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and may have a material effect on the Company's consolidated financial statements. The Meadowbank mine is a part of the Canada segment as detailed in note 19.

19.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. The following are the reportable segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional office
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Europe:	Kittila mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and the Latin America Exploration office

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

19.   SEGMENTED INFORMATION (Continued)

  The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the consolidated balance sheets at December 31, 2012, $200.1 million relates to the Meliadine project which is a component of the Canada segment and $29.2 million relates to the La India project which is a component of the Latin America segment.

  Corporate head office assets are included in the Canada segment and specific corporate income and expense items are noted separately below.

  The Meadowbank mine achieved commercial production on March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Year ended December 31, 2012:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation (Loss) Gain	Segment Income (Loss)
Canada	$1,182,621	$(646,733)	$(37,627)	$(204,243)	$(6,294)	$287,724
Latin America	450,664	(152,942)	—	(37,527)	3,305	263,500
Europe	284,429	(98,037)	—	(30,091)	(18,726)	137,575
Exploration	—	—	(71,873)	—	5,395	(66,478)

	$1,917,714	$(897,712)	$(109,500)	$(271,861)	$(16,320)	$622,321

Segment income	$622,321
Corporate and other:
Interest and sundry expense	(2,389)
Gain on sale of available-for-sale securities	9,733
Loss on derivative financial instruments	(819)
General and administrative	(119,085)
Impairment loss on available-for-sale securities	(12,732)
Provincial capital tax	(4,001)
Interest expense	(57,887)

Income before income and mining taxes	$435,141

Year ended December 31, 2011:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation (Loss) Gain	Loss on Goldex Mine	Impairment Loss on Meadowbank Mine	Segment (Loss) Income
Canada	$1,217,858	$(619,987)	$—	$(198,219)	$(2,825)	$(302,893)	$(907,681)	$(813,747)
Latin America	378,329	(145,614)	—	(36,988)	4,955	—	—	200,682
Europe	225,612	(110,477)	—	(26,574)	(1,063)	—	—	87,498
Exploration	—	—	(75,721)	—	15	—	—	(75,706)

	$1,821,799	$(876,078)	$(75,721)	$(261,781)	$1,082	$(302,893)	$(907,681)	$(601,273)

Segment loss	$(601,273)
Corporate and other:
Interest and sundry expense	(5,188)
Gain on sale of available-for-sale securities	4,907
Impairment loss on available-for-sale securities	(8,569)
Gain on derivative financial instruments	3,683
General and administrative	(107,926)
Provincial capital tax	(9,223)
Interest expense	(55,039)

Loss before income and mining taxes	$(778,628)

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

19.   SEGMENTED INFORMATION (Continued)

Year ended December 31, 2010:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation (Loss) Gain	Segment Income (Loss)
Canada	$1,086,744	$(499,621)	$—	$(140,024)	$(22,815)	$424,284
Latin America	175,637	(90,116)	—	(21,134)	2,126	66,513
Europe	160,140	(87,735)	—	(31,231)	2,780	43,954
Exploration	—	—	(54,958)	(97)	(1,627)	(56,682)

	$1,422,521	$(677,472)	$(54,958)	$(192,486)	$(19,536)	$478,069

Segment income	$478,069
Corporate and other:
Interest and sundry income	10,254
Gain on acquisition of Comaplex Minerals Corp., net of transaction costs	57,526
Gain on sale of available-for-sale securities	19,487
Gain on derivative financial instruments	7,612
General and administrative	(94,327)
Provincial capital tax	6,075
Interest expense	(49,493)

Income before income and mining taxes	$435,203

	Total Assets as at December 31,
	2012	2011
Canada	$3,279,881	$3,205,158
Latin America	1,069,379	1,020,078
Europe	846,941	771,714
Exploration	59,641	37,312

	$5,255,842	$5,034,262

	Capital Expenditures Years Ended December 31,
	2012	2011	2010
Canada	$316,234	$347,790	$335,198
Latin America	69,225	39,966	104,475
Europe	60,036	86,514	71,968
Exploration	55	8,561	—

	$445,550	$482,831	$511,641

20.   SUBSEQUENT EVENTS

  On March 19, 2013, the Company entered into a subscription agreement for 9,600,000 units of ATAC Resources Ltd. ("ATC") at a private placement price of C$1.35 per unit for total consideration of C$13.0 million. Each unit is comprised of one common share of ATC and one-half of one common share purchase warrant, representing 8.48% of the issued and outstanding common shares of ATC. Each whole common share purchase warrant entitles the holder to acquire one common share of ATC at a price of C$2.10 for a period of 18 months from the March 22, 2013 closing date. If the closing price of ATC's common shares exceeds C$3.00 for a period of ten consecutive trading days subsequent to the expiry of the applicable four month hold period, ATC may provide notice that the common share purchase warrants will expire 30 days from the date of such notice.

21.   SECURITIES CLASS ACTION LAWSUITS

  On November 7, 2011 and November 22, 2011, the Company and certain current and former officers who also are, or were, directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the court entered an order consolidating the actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointed a lead plaintiff (not one of the plaintiffs who filed the original complaints). On April 6, 2012, the lead

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2012

21.   SECURITIES CLASS ACTION LAWSUITS (Continued)

  plaintiff served its Consolidated Complaint (the "Complaint"). The Complaint names the Company, its current Chief Executive Officer and its former President and Chief Operating Officer as defendants and purports to be brought on behalf of all persons and entities who purchased or otherwise acquired the Company's publicly traded securities in the United States or on a U.S. exchange during the period July 28, 2010 through October 19, 2011 (the "Class Period"). The Complaint alleges, among other things, that defendants violated U.S. securities laws by misrepresenting the Company's gold reserves and the status, ability to operate and projected production of its Goldex mine. The Complaint seeks, among other things, (i) a determination that the action is a proper class action and (ii) an award of unspecified damages, attorneys' fees and expenses. On June 6, 2012, the Company and the other defendants filed a motion, pursuant to the Private Securities Litigation Reform Act and Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, to dismiss the Consolidated Complaint, for failure to state a claim upon which relief could be granted. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court of Appeals for the Second Circuit. No date has been set for the appeal.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. The plaintiffs have brought motions for leave to commence an action under s. 138 of the Securities Act (Ontario) and to certify the action as a class action, which are scheduled to be argued April 16, 2013 to April 19, 2013. The Company intends to vigorously contest the motions and defend the Ontario Claim.

  On April 12, 2012, two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities residing or domiciled in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. No date has been set for the hearing to argue the Quebec Motion. The Company intends to vigorously contest the Quebec Motion and defend the claim.

QuickLinks

  Exhibit 99.3
Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2012